UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

           Information to be Included in Statements Filed Pursuant to
                                Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

               NEWSTAR MEDIA INC. (f/k/a DOVE ENTERTAINMENT, INC.)

                                (Name of Issuer)

                          Common Stock, $0.01 par value

                         (Title of Class of Securities)

                                   652503 10 3
                                 (CUSIP Number)


Mr. Terrence A. Elkes                              Jonathan Klein, Esq.
500 Fifth Avenue                                   Gordon Altman Weitzen
Suite #3520                                        Shalov & Wein LLP
New York, New York 10110                           114 West 47th Street, 20th
                                                   Floor
                                                   New York, New York 10036
                                                   (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                                        13D

CUSIP No. 652503103

1    Name of Reporting Person
          Media Equities International, LLC

     I.R.S. Identification Nos. of Above Persons (Entities Only)


2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only


4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /


6    Citizenship or Place of Organization
          New York


7     Sole Voting Power
          7,642,042 shares

8     Shared Voting Power
          0 shares


9     Sole Dispositive Power
          7,642,042 shares


10    Shared Dispositive Power
          0 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares


12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                        / /


13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          OO

                                       13D

CUSIP No. 652503103


1    Name of Reporting Person
          Apollo Partners LLC

     I.R.S. Identification Nos. of Above Persons (Entities Only)


2    Check the Appropriate Box if a Member of a Group*
                                                                        (a)  / /
                                                                        (b)  / /

3    SEC Use Only


4    Source of Funds*
          OO

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                      / /


6    Citizenship or Place of Organization
          Connecticut


7    Sole Voting Power
          0 shares

8    Shared Voting Power
          0 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          0 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          0 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          0%

14   Type of Reporting Person*
          OO

                                       13D
CUSIP
No. 652503103

1    Name of Reporting Person
          Terrence A. Elkes

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          OO

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          4,596,515 shares (1)

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          4,596,515 shares (1)

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          12,238,557 shares (1)

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          43.8%

14   Type of Reporting Person*
          IN

---------------
(1) See Item 5.

                                       13D
CUSIP
No. 652503103

1    Name of Reporting Person
          Kenneth F. Gorman

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only


4    Source of Funds*
          OO

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          4,596,514 shares (1)

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          4,596,514 shares (1)

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          12,238,556 shares (1)

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          43.8%

14   Type of Reporting Person*
          IN

---------------
(1) See Item 5.

                                                        13D

CUSIP
No. 652503103

1    Name of Reporting Person
          H.A.M. Media Group, LLC

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2 Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only


4    Source of Funds*
          OO

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /


6    Citizenship or Place of Organization
          New York

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0  shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate  Amount in Row (11) excludes Certain Shares*
                                                                             / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          OO

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          John T. Healy

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          PF, OO

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          75,000 shares (1)

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          75,000 shares (1)

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,717,042 shares (1)

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.7%

14   Type of Reporting Person*
          IN

---------------
(1) See Item 5.

                                                        13D
CUSIP
No. 652503103

1    Name of Reporting Person
          Bruce Maggin

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /
3    SEC Use Only

4    Source of Funds*
          PF, OO

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e) / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          70,000 shares (1)

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          70,000 shares (1)

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,712,042 shares (1)

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.7%

14   Type of Reporting Person*
          IN

---------------
(1) See Item 5.

                                                        13D
CUSIP
No. 652503103

1    Name of Reporting Person
          Ronald Lightstone

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /
3    SEC Use Only

4    Source of Funds*
          PF,00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          1,379,798 shares (1)

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          1,379,798 shares (1)

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          9,021,840 shares (1)

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          31.9%

14   Type of Reporting Person*
          IN

---------------
(1) See Item 5.

                                                        13D

CUSIP
No. 652503103

1    Name of Reporting Person
          Elkes Limited Partnership

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                           / /

6    Citizenship or Place of Organization
          Delaware

7   Sole Voting Power
          4,426,515 shares

8    Shared Voting Power
          0 shares

9    Sole Dispositive Power
          4,426,515 shares

10   Shared Dispositive Power
          0 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,426,515 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          20.5%

14   Type of Reporting Person*
          PN

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          Gorman Limited Partnership

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          Delaware

7    Sole Voting Power
          4,476,514 shares

8    Shared Voting Power
          0 shares

9    Sole Dispositive Power
          4,476,514 shares

10   Shared Dispositive Power
          0 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,476,514 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          20.7%

14   Type of Reporting Person*
          PN

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          MDJ Investments, Limited

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          Delaware

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          CO

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          Joseph J. Bradley

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2 Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          IN

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          Mitzi Elkes

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          IN

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          David Elkes

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          IN

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          Joseph Macdonell

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          IN

                                       13D

CUSIP
No. 652503103

1    Name of Reporting Person
          Maura Nash Gorman

     I.R.S. Identification Nos. of Above Persons (Entities Only)

2    Check the Appropriate Box if a Member of a Group*
                                                                       (a)   / /
                                                                       (b)   / /

3    SEC Use Only

4    Source of Funds*
          00

5    Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Item 2(d) or 2(e)                                                       / /

6    Citizenship or Place of Organization
          United States

7    Sole Voting Power
          0 shares

8    Shared Voting Power
          7,642,042 shares

9    Sole Dispositive Power
          0 shares

10   Shared Dispositive Power
          7,642,042 shares

11   Aggregate Amount Beneficially Owned By Each Reporting Person
          7,642,042 shares

12   Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                                         / /

13   Percent of Class Represented by Amount in Row (11)
          27.5%

14   Type of Reporting Person*
          IN

                         AMENDMENT NO. 5 TO SCHEDULE 13D

     This statement, dated February 2, 2000 constitutes Amendment No. 5 to the
Schedule 13D, dated March 28, 1997, regarding the reporting persons' ownership of certain securities of NewStar Media Inc. (formerly known as Dove Entertainment, Inc.) (the "Issuer").

ITEM 1.  Security and Issuer

         (a) Common Stock, $0.01 par value per share (CUSIP No. 652503 10 3) ("Common Stock").

         (b) Warrants ("Warrant") entitling the holder to purchase an aggregate of 3,000,000 shares of Common Stock, exercisable immediately upon issuance, pursuant to which the following exercise prices and expiration dates are applicable, respectively, with respect to three equal tranches of the underlying shares of Common
                  Stock: (i) $2.00 per share with an expiration date of March 27, 2000; (ii) $2.50 per share with an expiration date of March 27, 2000; and (iii) $3.00 per share with an expiration date of March 27, 2001.

         (c) Series B Preferred Stock, $0.01 par value (the "Series B Preferred Stock") entitling the holder to convert one share of Series B Preferred Stock into 500 shares of Common Stock (subject to adjustment),following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series B Preferred Stock, subject to certain conditions. The holders of the Series B Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer except with respect to voting for the election of directors, in which case, so long as the reporting persons hereunder own at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Series B Preferred Stock were converted in their entirety) and so long as Media Equities holds a majority of the initially issued shares of Series B Preferred Stock, the holders of the Series B Preferred Stock are entitled to elect one third of the directors of the Issuer.

         (d) Series C Preferred Stock, $0.01 par value (the "Series C Preferred Stock") entitling the holder to convert one share of Series C Preferred Stock into 500 shares of Common Stock (subject to adjustment), following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series C

                  Preferred Stock, subject to certain conditions. The holders of the Series C Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer.

         (e) Series D Preferred Stock, $0.01 par value (the "Series D Preferred Stock") entitling the holder to convert one share of Series D Preferred Stock into 1.20497 shares of Common Stock, at a conversion price of $3.31958 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series D Preferred Stock, subject to certain conditions. The holders of the Series D Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer. The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are sometimes referred to herein as the "Preferred Stock".

         (f) Stock Options granted pursuant to the Stock Option Plan, adopted by the Board of Directors of the Issuer on July 21, 1999 and approved by the shareholders on January 18, 2000.

         (g)      NewStar Media Inc.
                  8955 Beverly Boulevard
                  Los Angeles, California 90048

ITEM 2.  Identity and Background

1.

         (a)      Media  Equities  International,   LLC  ("Media  Equities"),  a
                  limited   liability   company   organized  under  the  limited
                  liability company laws of the State of New York.

         (b)      Address:  500 5th Avenue, Suite #3520, New York, NY
                  10110

         (c)      Principal Business:  Investments and consulting.

         (d) Within the last five (5) years, Media Equities has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Media Equities has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         The members of Media Equities are H.A.M. Media Group LLC and Ronald Lightstone.

2.

         (a) Apollo Partners LLC ("Apollo"), a limited liability company organized under the Limited Liability Company Act of the State of Connecticut, and a member of Media Equities.

         (b)      Address:  500 5th Avenue, Suite #3520, New York, NY
                  10110

         (c)      Principal Business:  Investments

         (d) Within the last five (5) years, Apollo has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Apollo has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

Terrence A. Elkes and Kenneth F. Gorman are the members and managers of Apollo.

3.

         (a)      Terrence A. Elkes

         (b) Address: Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal occupation:  Investor

         (d)      Within  the last five (5) years,  Terrence  Elkes has not been
                  convicted  in  any  criminal  proceeding   (excluding  traffic
                  violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Terrence Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

Terence A. Elkes is a manager of Media Equities, a member and manager of Apollo, the managing general partner of Elkes Limited

Partnership, and the Chairman of the Board of Directors of the Issuer.

4.

         (a)      Kenneth F. Gorman

         (b) Address: Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal occupation:  Investor

         (d)      Within  the last five (5) years,  Kenneth  Gorman has not been
                  convicted  in  any  criminal  proceeding   (excluding  traffic
                  violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Kenneth Gorman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

Kenneth F. Gorman is a manager of Media Equities, a member and manager of Apollo, the managing general partner of Gorman Limited Partnership, and the Vice-Chairman of the Board of Directors of the Issuer.

5.

         (a) H.A.M. Media Group LLC ("H.A.M. Media"), a limited liability company organized under the Limited Liability Company Law of the State of New York and a member of Media Equities.

         (b)      Address:  305 Madison Avenue, Suite 3016, New York, New
                  York 10017

         (c)      Principal business:  Investments

         (d) Within the last five (5) years, H.A.M. Media has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, H.A.M. Media has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

John T. Healy and Bruce Maggin are the members and managers of H.A.M. Media.

6.

         (a)      John T. Healy

         (b) Address: H.A.M. Media Group, 305 Madison Avenue, Suite 3016, New York, New York 10017

         (c)      Principal occupation:  Investor

         (d)      Within  the  last  five-(5)  years,  John  Healy  has not been
                  convicted  in  any  criminal  proceeding   (excluding  traffic
                  violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, John Healy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

John T. Healy is a manager of Media Equities, a member and manager of H.A.M. Media, and a director of the Issuer.

7.

         (a)      Bruce Maggin

         (b) Address: H.A.M. Media Group, 305 Madison Avenue, Suite 3016, New York, New York 10017

         (c)      Principal occupation:  Investor

         (d)      Within  the last five (5)  years,  Bruce  Maggin  has not been
                  convicted  in  any  criminal  proceeding   (excluding  traffic
                  violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Bruce Maggin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

Bruce Maggin is a manager of Media Equities, a member and manager of H.A.M. Media, and a director of the Issuer.

8.

         (a)      Ronald Lightstone

         (b) Address: NewStar Media Inc., 8955 Beverly Boulevard, Los Angeles, California 90048

         (c)      Principal occupation:  Consultant

         (d)      Within the last five (5) years, Ronald Lightstone has not been
                  convicted  in  any  criminal  proceeding   (excluding  traffic
                  violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Ronald Lightstone has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

Ronald Lightstone is a member and manager of Media Equities, and is the President and Chief Executive Officer and a director of the Issuer.

9.

         (a) Elkes Limited Partnership ("ELP"), a limited partnership organized under the limited partnership laws of the State of Delaware.

         (b) Address: c/o Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal Business:  Investments

         (d) Within the last five (5) years, ELP has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, GLP has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

The managing general partner of ELP is Terrence A. Elkes.


10.

         (a) Gorman Limited Partnership ("GLP"), a limited partnership organized under the limited partnership laws of the State of Delaware.

         (b) Address: c/o Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal Business:  investments

         (d) Within the last five (5) years, GLP has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, GLP has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         The managing general partner of GLP is Kenneth F. Gorman.

11.

         (a) MDJ Investments, Limited ("MDJ"), a corporation organized under the laws of the State of Delaware.

         (b) Address: MDJ Investments, Limited, C/O J. Bradley & Co., 130 West 42nd Street, New York, NY 10036.

         (c)      Principal Business:  Investments

         (d) Within the last five (5) years, MDJ has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, MDJ has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

12.

         (a)      Joseph J. Bradley

         (b) Address: Joseph Bradley, C/O J. Bradley & Co., 130 West 42nd Street, New York, NY 10036.

         (c)      Principal Occupation:  Accountant

         (d) Within the last five (5) years, Joseph J. Bradley has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Joseph J. Bradley has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         Joseph Bradley is a director, president, secretary, and shareholder of MDJ Investments, Limited.

13.
         (a)      Mitzi Elkes

         (b) Address: Mitzi Elkes, C/O J. Bradley & Co., 130 West 42nd Street, New York, NY 10036.

         (c)      Principal Business: Consultant

         (d) Within the last five (5) years, Mitzi Elkes has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Mitzi Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         Mitzi Elkes is the Vice President, Treasurer, and a shareholder of MDJ Investments, Limited.

14.
         (a)      David Elkes

         (b) Address: David Elkes, C/O J. Bradley & Co., 130 West 42nd Street, New York, NY 10036.

         (c)      Principal Business: Banker

         (d) Within the last five (5) years, David Elkes has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, David Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

15.
         (a)      Joseph Macdonell

         (b) Address: Joseph Macdonell, 24 Fawn Hill Road, Mahwah, New Jersey 07430

         (c)      Principal Business: Computer Services

         (d) Within the last five (5) years, Joseph Macdonell has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Joseph Macdonell has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

16.
         (a)      Maura Nash Gorman

         (b) Address: Maura Nash Gorman,20 Andover Road, Port Washington, New York 10050

         (c)      Principal Business: Investor

         (d) Within the last five (5) years, Joseph Macdonell has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Joseph Macdonell has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

(a) Media Equities obtained funds for the purchase of the securities from its working capital, which in turn was obtained from contributions from the individual reporting persons from personal funds. The amount of funds used in making each of the purchases, respectively, pursuant to each of the Stock Purchase Agreement, the Securities Purchase Agreement, the First Securities Purchase Agreement, and the Second Securities Purchase Agreement, respectively (see Item 4 herein), is set forth below:

             NAME                              AMOUNT OF CONSIDERATION

         Media Equities                               $4,002,000
         Media Equities                               $3,086,000
         Media Equities                               $  100,000
         Media Equities                               $  250,000

In addition to the securities purchased pursuant to each of the Stock Purchase Agreement, the Securities Purchase Agreement, the

First Securities Purchase Agreement and the Second Securities Purchase Agreement, Media Equities has acquired (i) 308,028 shares of Common Stock from the Issuer as payment of the consulting fees payable by the Issuer to Media Equities pursuant to the Consulting Agreement (including those payments which were to have been made in cash) (see Item 4 herein), (ii) 34,014 shares of Common Stock from the Issuer as payment of a guarantee fee payable by the Issuer to Media Equities and (iii) 582,000 shares of Common Stock as payment of accrued dividends on the referred Stock. The amount of the consideration for the acquisition of such securities is set forth below:

              NAME                               AMOUNT OF CONSIDERATION

         Media Equities                                  $300,000
         Media Equities                                  $ 50,000
         Media Equities                                  $695,552

(b) ELP obtained funds for the purchase of shares from its working capital, which in turn was obtained from contributions from its partners (Terrence Elkes and Kenneth Gorman), from personal funds. The amount of funds used in making the purchases pursuant to each of the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement and on December 31, 1998, respectively (see Item 4 herein) is set forth below:

                 NAME                             AMOUNT OF CONSIDERATION

         Elkes Limited Partnership                       $2,500,000
         Elkes Limited Partnership                       $  153,000
         Elkes Limited Partnership                       $  250,000


On May 25, 1999, ELP purchased 416,667 shares of Common Stock for $500,000, with funds obtained from its working capital, which in turn was obtained from contributions from its Partners.

(c) GLP obtained funds for the purchase of shares from its working capital, which in turn was obtained from contributions from its partners (Kenneth Gorman and Terrence Elkes), from personal funds. The amount of funds used in making the purchases pursuant to each of the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement and on December 31, 1998, respectively (see Item 4 herein), is set forth below:

                    NAME                          AMOUNT OF CONSIDERATION

         Gorman Limited Partnership                        $2,500,000
         Gorman Limited Partnership                        $  153,000
         Gorman Limited Partnership                        $  250,000

On May 24, 1999, GLP purchased 416,667 shares of Common Stock for $500,000, with funds obtained from its working capital, which in turn was obtained from contributions from its Partners. On August 23, 1999, GLP purchased 50,000 shares of Common Stock for

$40,600, with funds obtained from its working capital, which in turn was obtained from contributions from its Partners.

(d) Pursuant to his employment agreement with the Issuer, Ronald Lightstone is to receive 400,000 shares of Common Stock. As of the date of this filing, 200,000 of such shares have vested and 22,222 will vest within the next 60 days. Ronald Lightstone, pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement, purchased 347,705 shares of Common Stock from the Issuer for $500,000, which funds were his personal funds. On December 31, 1998, Mr. Lightstone acquired an additional 347,705 shares of Common Stock to effect a change in the purchase price of the 347,705 shares previously purchased. Ronald Lightstone, pursuant to the Second Elkes/Gorman/Lightstone Purchase Agreement, purchased 47,288 shares of Common Stock from the Issuer for $34,000, which funds were his personal funds. Pursuant to a Stock Option Plan adopted by the Board of Directors of the Issuer on July 21, 1999, Ronald Lightstone was granted options to purchase 400,000 shares of Common Stock at a purchase price of $1.20 per share. Ronald Lightstone received Options to purchase 10,000 shares at a purchase price of $1.313 for his services as a Director of the Issuer for the term from 1997-1998 and 10,000 shares at $0.875 for his services as a Director of the Issuer for the term from 1998-1999.

(e) On August 23, 1999, Terrence Elkes used personal funds in the amount of $40,600 for the purchase of 50,000 shares. Terrence Elkes received Options to purchase 10,000 shares at a purchase price of $1.313 for his services as a Director of the Issuer for the term from 1997-1998 and 10,000 shares at $0.875 for his services as a Director of the Issuer for the term from 1998-1999. Pursuant to a Stock Option Plan adopted by the Board of Directors of the Issuer on July 21, 1999, Terrence Elkes was granted options to purchase 100,000 shares of Common Stock at a purchase price of $1.20 per share.

(f) Kenneth Gorman received Options to purchase 10,000 shares at a purchase price of $1.313 for his services as a Director of the Issuer for the term from 1997-1998 and 10,000 shares at $0.875 for his services as a Director of the Issuer for the term from 1998-1999. Pursuant to a Stock Option Plan adopted by the Board of Directors of the Issuer on July 21, 1999, Kenneth Gorman was granted options to purchase 100,000 shares of Common Stock at a purchase price of $1.20 per share.


ITEM 4.  Purpose of Transaction.

         The reporting persons acquired their shares for purposes of investment. By virtue of the transactions described herein, Media Equities may be deemed to control the Issuer.

         On March 27, 1997, Media Equities entered into the Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which it became obligated, subject to the terms and conditions therein, to purchase the Series B Preferred Stock and Warrants of the Issuer. The transaction contemplated two closings for the purchase of the securities. The first closing occurred March 28, 1997 pursuant to which Media Equities purchased (a) 3,000 shares of Series B Preferred Stock and (b) a Warrant to purchase 1,500,000 shares of Common Stock, of the Issuer. The second closing occurred in two parts, the first on May 15, 1997 pursuant to which Media Equities purchased (a) 250 shares of Series B Preferred Stock, and (b) a Warrant to purchase 125,000 shares of Common Stock, of the Issuer, and the second on June 3, 1997 pursuant to which Media Equities purchased (a) 750 shares of Series B Preferred Stock, and (b) a Warrant to purchase 375,000 shares of Common Stock, of the Issuer.

         Media Equities and certain other purchasers entered into a pledge agreement, dated March 27, 1997, with the Issuer pursuant to which it agreed to pledge certain of the shares of Series B Preferred Stock as collateral to secure the payment for the securities to be purchased in the second closing, described above. The Pledge Agreement was terminated upon completion of the second closing.

         Pursuant to the terms of the Stock Purchase Agreement and the terms of the Series B Preferred Stock, so long as Media Equities owns 750,000 shares of Common Stock of the Issuer (assuming for these purposes that the shares of Preferred Stock were converted in their entirety), (i) so long as Media Equities holds a majority of the initially issued shares of Series B Preferred Stock, the holders of the Series B Preferred Stock have the right to elect one third of the board of directors, and (ii) if Media Equities no longer owns a majority of the initially issued shares of the Series B Preferred Stock, Media Equities has the right to nominate, and the Issuer is obligated to use its best efforts to have elected as management nominees, one third of the Board of Directors of the Issuer. The Stock Purchase Agreement fixes the number of directors at nine. In addition, in the event of the default by the Issuer in the observance of certain covenants enumerated in the Stock Purchase Agreement, Media Equities has the right to appoint two additional directors, effectively giving Media Equities the right to nominate a majority of the Board of Directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until Media Equities no longer owns at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Series B Preferred Stock were converted in their entirety).

         In connection with the transaction pursuant to the Stock Purchase Agreement, in order to fulfill the Issuer's obligations, the number of directors constituting the Board was increased from six to nine, and Messrs. Gorman, Maggin and Lightstone were elected to the Board of Directors of the Issuer.

         The Stock Purchase Agreement also provides that one of the Media Equities' nominee directors shall be a member of the Executive Committee. The current nominee to the executive committee of the Board of Directors is Ronald Lightstone.

         Concurrently with the initial closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement"), dated March 27, 1997, among Media Equities, Michael Viner ("Viner") and Deborah Raffin ("Raffin", and together with Viner, "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section 6.3 or 7.2 of the Stock Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer.

         Pursuant to the Stock Purchase Agreement, Media Equities entered into a three-year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay Media Equities annual compensation in the amount of $300,000 per year as follows:
$200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears.

         Pursuant  to the Stock  Purchase  Agreement,  Media  Equities  was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997 among the Issuer, Media Equities, Viner and Raffin. Pursuant to the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Series B Preferred Stock or Series C Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement.

         On June 13, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated June 10, 1997 (the "Securities Purchase Agreement") between Media Equities, Viner and Raffin pursuant to which Media Equities purchased from Viner and Raffin (i) Warrants to purchase 825,000 shares of Common Stock, (ii) 1,570 shares of Series C Preferred Stock, (iii) 214,113 shares of Series D Preferred Stock and (iv) 500,000 shares of Common Stock of the Issuer. Pursuant to the terms of the Securities Purchase Agreement, Media Equities was also granted a right of first refusal for the three year period ending on the third anniversary of the date of the Securities

Purchase Agreement, to purchase from Viner and Raffin any shares of Common Stock which they desire to transfer, including shares of Common Stock which they propose to sell through market transactions. Additionally, pursuant to the Securities Purchase Agreement, Viner and Raffin have assigned all of their respective rights under the Registration Rights Agreement to Media Equities. Concurrently with the closing under the Securities Purchase Agreement, Viner and Raffin entered into an Employment Termination Agreement under which each resigned as an officer and director of the Issuer. Following such resignation, Terrence A. Elkes and John T. Healy were elected to the Board of Directors of the Issuer. As a result, representatives of Media Equities constitute five directors out of the entire Board which consists of seven directors. Additionally, Ronald Lightstone was appointed Chief Executive Officer of the Issuer.

         By virtue of the transactions consummated pursuant to the Securities Purchase Agreement certain of the ancillary agreements described above previously entered into by the reporting persons pursuant to the Stock Purchase Agreement may have been rendered inapplicable with respect to certain securities of the Issuer held by such reporting persons.

         On August 15, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement, dated August 15, 1997 (the "First Securities Purchase Agreement") between Media Equities and Howard Gittis ("Gittis") pursuant to which Media Equities purchased from Gittis (i) Warrants to purchase 50,000 shares of Common Stock and (ii) 100 shares of Series C Preferred Stock.

         On August 22, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated August 22, 1997 (the "Second Securities Purchase Agreement") between Media Equities and Al Bussen ("Bussen"), pursuant to which Media Equities purchased from Bussen (i) Warrants to purchase 125,000 shares of Common Stock and (ii) 250 shares of Series C Preferred Stock, of the Issuer.

         Pursuant to guaranty agreements, each dated as of November 4, 1997, each of Messrs. Elkes, Gorman, Healy, Lightstone and Maggin have agreed to guaranty the obligations of the Issuer under the Issuer's credit facility with the Chase Manhattan Bank, in an amount not to exceed the lesser of $4,000,000 and the outstanding principal of and any interest on all loans made under such credit facility in excess of the borrowing base (which borrowing base will be equal to or less than $6,000,000). The Issuer is not permitted to borrow any amounts under such credit facility in excess of the borrowing base without the prior written approval of Media Equities. The Issuer has agreed to pay Media Equities a fee of $50,000 for such guaranty by its principals.

         On July 8, 1998, Media Equities agreed to accept payment of accrued dividends on the Preferred Stock for year ended December 31, 1997 in the form of Common Stock. On July 30, 1998, Media Equities agreed to accept payment of accrued dividends on the

Preferred Stock for the quarter ended March 31, 1998 and June 30, 1998 in the form of Common Stock. The aggregate amount of accrued dividends (plus accrued interest) was $588,897. On August 17, 1998 Media Equities acquired 392,854, shares of Common Stock as payment of such accrued dividends. On November 11, 1998, Media Equities agreed to accept payment of accrued dividends on the Preferred Stock for the quarter ended September 30, 1998. The aggregate amount of accrued dividends was $106,655. In December 1998, Media Equities acquired 189,146 shares of Common Stock as payment of such accrued dividends.

         Ronald   Lightstone  and  the  Issuer  are  parties  to  an  employment agreement, dates as of February 4, 1998. Mr. Lightstone is employed as the President and Chief Executive Officer of the Issuer. The term of Mr. Lightstone's employment agreement commenced on June 10, 1997 and ends on June 10, 1999. Pursuant to the agreement Mr. Lightstone was granted 400,000 shares of Common Stock, ownership of which will vest over a three year period (1/36 of such shares vesting each month), commencing July 1997. As of the date of this filing 200,000 shares of such employment agreement shares have vested and an additional 22,222 will vest within 60 days.

         On August 31, 1998, Ronald Lightstone, ELP, and GLP consummated the transactions contemplated by a Stock Purchase Agreement dated as of July 30, 1998 among the Issuer, Apollo and Mr. Lightstone (the "First Elkes/Gorman/Lightstone Purchase Agreement") pursuant to which (i) ELP, as assignee of Apollo, purchased 1,738,526 shares of Common Stock from the Issuer for a cash purchase price of $2,500,000, (ii) GLP, as assignee of Apollo, purchased 1,738,526 shares of Common Stock from the Issuer for a cash purchase price of $2,500,000 and (iii) Mr. Lightstone purchased 347,705 shares of Common Stock from the Issuer for a cash purchase price of $500,000. In the event of the default by the Issuer in the observance of certain covenants enumerated in the First Elkes/Gorman/Lightstone Purchase Agreement, ELP, GLP, and Mr. Lightstone have the right to appoint two additional directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until they no longer own at least 750,000 shares of Common Stock. Pursuant to the First Elkes/Gorman/Lightstone Stock Purchase Agreement, ELP, GLP and Mr. Lightstone were also granted registration rights pursuant to which the Issuer has agreed to prepare and file with the Securities and Exchange Commission one or more registration statements providing for the sale of the shares purchased pursuant to such agreement.

         On November 16, 1998, Ronald Lightstone, ELP, and GLP consummated the transactions contemplated by a Stock Purchase Agreement dated as of November 12, 1998 among the Issuer, Apollo and Mr. Lightstone (the "Second Elkes/Gorman/Lightstone Purchase Agreement") pursuant to which (i) ELP, as assignee of Apollo, purchased 212,796 shares of Common Stock from the Issuer for a cash purchase price of $153,000, (ii) GLP, as assignee of Apollo, purchased 212,795 shares of Common Stock from the Issuer for a cash purchase price of $153,000 and (iii) Mr. Lightstone purchased 47,288 shares of Common Stock from the Issuer for a cash purchase price of $34,000. In the event of the default by the Issuer in the observance of certain covenants enumerated in the Second Elkes/Gorman/Lightstone Purchase Agreement, ELP, GLP, and Mr. Lightstone have the right to appoint two additional directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until they no longer owns at least 750,000 shares of Common Stock. Pursuant to the Second Elkes/Gorman/Lightstone Stock Purchase Agreement, ELP, GLP and Mr. Lightstone were also granted registration rights pursuant to which the Issuer has agreed to prepare and file with the Securities and Exchange Commission one or more registration statements providing for the sale of the shares purchased pursuant to such agreement.

         The Second Elkes/Gorman/Lightstone Purchase Agreement provides that ELP, GLP and Lightstone have the option to adjust the purchase price of the Common Stock purchased by them under the First Elkes/Gorman/Lightstone Purchase Agreement to a price equal to $0.719 per share. Such right was effective during the period November 16, 1998 to January 10, 1999. In December, 1998, ELP, GLP, and Mr. Lightstone elected to exercise their right to adjust the purchase price. Accordingly, to effect such adjustment in the purchase price, on December 31, 1998, ELP, received 1,738,526 shares of Common Stock, GLP received 1,738,526 shares of Common Stock and Ronald Lightstone received 347,705 shares of Common stock.

         On December 31, 1998, ELP purchased from the Issuer 320,000 shares of Common Stock for $250,000. On December 31, 1998, GLP purchased from the Issuer 320,000 shares of Common Stock for $250,000.

         On May 24, 1999, GLP purchased from the Issuer 416,667 shares of Common Stock for $500,000. On May 25, 1999, ELP purchased from the Issuer 416,667 shares of Common Stock for $500,000.

         On December 19, 1999 Apollo sold its entire interest in MEI as follows:
(i) 50% to MDJ Investments, Limited ("MDJ"), the shareholders of which are Joseph Bradley, Mitzi Elkes, and David Elkes (the "MDJ Parties") for a purchase price of $364,918.32, of which $72,983.66 was paid in cash and the remainder in the form of a three (3) year promissory note with interest payable semiannually in arrears at the annual rate of six percent (6%); (ii) 25% to Joseph Macdonell ("Macdonell"), for a purchase price of $182,459.16, of which $36,491.83 was paid in cash, and the remainder in the form of a three (3) year promissory note with interest payable semiannually in arrears at the annual rate of six percent (6%) and (iii) 25% to Maura Nash Gorman (together with the MDJ Parties and Macdonell, the "Purchasers"), for a purchase price of $182,459.16, of which $36,491.83 was paid in cash, and the remainder in the form of a three (3) year promissory note with interest payable semiannually in arrears at the annual rate of six percent (6%). As a result of transaction the Purchasers may be deemed to beneficially indirectly own the securities of the Issuer.

ITEM 5.  Interests in Securities of the Issuer.

         The following list sets forth the aggregate number and percentage of outstanding shares of Common Stock owned beneficially (within the meaning of Rule 13d-3 and the Securities Exchange Act of 1934) by each reporting person named in Item 2, as of February 2, 2000:

     NAMES                       SHARES OF                PERCENTAGE OF SHARES
                                 COMMON STOCK             OF COMMON STOCK
                                 BENEFICIALLY             BENEFICIALLY OWNED(3)
                                 OWNED (1)(2)

Media Equities (4)                  7,642,042                        27.5%
Apollo                                      0                         0.0%
Terrence A. Elkes (5)              12,238,557 (6)(7)                 43.8%
Kenneth F. Gorman (5)              12,238,556 (6)(7)                 43.8%
H.A.M. Media (5)                    7,642,042                        27.5%
John T. Healy (8)                   7,717,042 (6)(9)                 27.7%
Bruce Maggin (10)                   7,712,042 (6)(9)                 27.6%
Ronald Lightstone(11)               9,021,840 (6)(12)                31.9%
Elkes Limited Partnership(13)       4,426,515                        20.5%
Gorman Limited Partnership(14)      4,476,514                        20.7%
MDJ Investments, Limited (5)        7,642,042                        27.5%
Joseph Bradley (5)                  7,642,042                        27.5%
Mitzi Elkes (5)                     7,642,042                        27.5%
David Elkes (5)                     7,642,042                        27.5%
Joseph Macdonell (5)                7,642,042                        27.5%
Maura Nash Gorman (5)               7,642,042                        27.5%


(1)      (a)      Media Equities owns directly (i) 1,424,042 shares of
         Common Stock, (ii) 3,000,000 shares of Common Stock issuable upon exercise of Warrants, (iii) the equivalent of 2,000,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock, calculated based on a conversion ratio of 500 shares of Common Stock to one share of Series B
         Preferred Stock, (iv) the equivalent of 960,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, calculated based on a conversion ratio of 500 shares of Common Stock to one share of Series C Preferred Stock and
         (v) 258,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock, calculated based on a conversion ratio of 1.20497 shares of Common Stock to one share of Series D Preferred Stock.

         (b)      ELP owns directly 4,426,515 shares of Common Stock.

         (c) GLP owns directly 4,426,514 shares of Common Stock.

         (d) Ronald Lightstone owns directly 1,379,798 shares of Common Stock. This includes 559,798 shares currently held and Mr. Lightstone's right to receive 400,000 shares on Common Stock pursuant to his Employment Agreement and

         420,000 shares issuable upon exercise of options currently exercisable.

         (e) Bruce Maggin owns directly 70,000 shares of Common Stock, which includes 70,000 shares of Common Stock issuable upon exercise of options currently exercisable.

         (f) John T. Healy owns directly 75,000 shares of Common Stock, which includes 70,000 shares of Common Stock issuable upon exercise of options currently exercisable.

(2) Does not include shares of Common Stock to be acquired by Media Equities pursuant to the Consulting Agreement referred to in Item 6(g), the amount of which is indeterminable as of the date hereof.

(3) Percentages set forth are based upon 21,612,058 shares of Common Stock outstanding as of November 15, 1999, adjusted in each case for contingently issuable Common Stock.

(4) Media Equities, disclaims beneficial ownership of the shares of Common Stock referred to in note (1)(b),(c),(d),(e), and (f).

(5) Each of H.A.M., Terrence Elkes, Kenneth Gorman, MDJ, Joseph Bradley, Mitzi Elkes, David Elkes, Joseph Macdonell and Maura Nash Gorman disclaim beneficial ownership of the shares of Common Stock referred to in note (1).

(6) Includes Options to purchase 10,000 shares of Common Stock at a purchase price of $1.313 for services as a Director of the Issuer for the term from 1997-1998 and 10,000 shares of Common Stock at $0.875 for his services as a Director of the Issuer for the term from 1998-1999.

(7) Includes Options to purchase 100,000 shares of Common Stock at $1.20 per share, granted pursuant to a Stock Option Plan, approved by the Board of Directors on July 21, 1999 and the shareholders on January 18, 2000.

(8) John T. Healy disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(c),(d), and (e).

(9) Includes Options to purchase 50,000 shares of Common Stock at $1.20 per share, granted pursuant to a Stock Option Plan, approved by the Board of Directors on July 21, 1999 and the shareholders on January 18, 2000.

(10) Bruce Maggin disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(c),(d), and (f).

(11) Ronald Lightstone disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(c),(e), and (f).

(12) Includes Options to purchase 400,000 shares of Common Stock at $1.20 per share, granted pursuant to a Stock Option Plan, approved by the Board of Directors on July 21, 1999 and the shareholders on January 18, 2000. Also includes options to purchase 400,000 shares, whether or not vested, issued pursuant to Mr. Lightstone's employment agreement with the Issuer.

(13) ELP disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(c),(d),(e), and (f).

(14) GLP disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(d),(e), and (f).


         (b) Media Equities has sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to under note (1)(a) in the foregoing chart.

                  By virtue of being a manager of Media Equities, Terrence A. Elkes may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. In addition, by virtue of being the managing general partner of ELP, Mr. Elkes has sole power to cast all votes to which ELP has the right to cast and has sole power to dispose of all shares of Common Stock directly owned by ELP (i.e. those shares referred to in note (1)(b) of the foregoing chart).

                  By virtue of being a manager of Media Equities, Kenneth F. Gorman may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. In addition, by virtue of being the managing general partner of GLP, Mr. Gorman has sole power to cast all votes to which GLP has the right to cast and has sole power to dispose of all shares of Common Stock directly owned by GLP (i.e. those shares referred to in note (1)(c) of the foregoing chart).

                  By virtue of being a member of Media Equities, H.A.M. Media may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

                  By virtue of being a member and a manager of H.A.M. Media and a manager of Media Equities, John T. Healy may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

                  John T. Healy has sole power to vote and dispose of 5,000 shares of the Common Stock, representing less than 0.1% of the outstanding Common Stock.

                  By virtue of being a member and manager of H.A.M. Media and a manager of Media Equities, Bruce Maggin may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. Bruce Maggin has sole power to vote and dispose of 32,500 shares of the Common Stock, representing less than 0.1% of the outstanding Common Stock.

                  By virtue of being a member and a manager of Media Equities, Ronald Lightstone may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. Ronald Lightstone has sole power to vote and dispose of all shares Common Stock. referred to in note (1)(d) of the foregoing chart.

                  ELP has the sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to in note (1)(b) in the foregoing chart.

                  GLP has the sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to in note (1)(c) in the foregoing chart.

                  By virtue of being a member of Media Equities, MDJ, and its controlling shareholders Joseph Bradley, Mitzi Elkes and David Elkes, may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

                  By virtue of being a member of Media Equities, Joseph Macdonell may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

                  By virtue of being a member of Media Equities, Maura Nash Gorman may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

         (c) On May 24, 1999 Gorman Limited Partnership purchased 416,667 shares of Common Stock of the Issuer for a purchase price of $1.20 per share.

                  On May 25, 1999 Elkes Limited Partnership purchased 416,667 shares of Common Stock of the Issuer for a purchase price of $1.20 per share.

                  On December 19, 1999 Apollo sold its entire interest in MEI as follows: (i) 50% to MDJ Investments, Limited ("MDJ"), the shareholders of which are Joseph Bradley, Mitzi Elkes, and David Elkes (the "MDJ Parties") for a purchase price of
                  $364,918.32, of which $72,983.66 was paid in cash and the remainder in the form of a three (3) year promissory note with interest payable semiannually in arrears at the annual rate of six percent (6%); (ii) 25% to Joseph Macdonell ("Macdonell"), for a purchase price of $182,459.16, of which $36,491.83 was paid in cash, and the remainder in the form of a three (3) year promissory note with interest payable semiannually in arrears at the annual rate of six percent (6%) and (iii) 25% to Maura Nash Gorman (together with the MDJ Parties and Macdonell, the "Purchasers"), for a purchase price of $182,459.16, of which $36,491.83 was paid in cash, and the remainder in the form of a three (3) year promissory note with interest payable semiannually in arrears at the annual rate of six percent (6%). As a result of transaction the Purchasers may be deemed to beneficially indirectly own the securities of the Issuer.


         Pursuant to Rule 13d-1(k)(1) this Schedule 13D is being filed on behalf of each of Media Equities, Apollo, H.A.M. Media, Terrence A. Elkes, Kenneth F. Gorman, Bruce Maggin, John T. Healy, Ronald Lightstone, Elkes Limited Partnership, Gorman Limited Partnership, MDJ Investments, Limited, Joseph Bradley, Mitzi Elkes, David Elkes, Joseph Macdonell and Maura Nash Gorman. By their signatures on this Schedule 13D, each of Media Equities, Apollo, H.A.M. Media, Terrence A. Elkes, Kenneth F. Gorman, Bruce Maggin, John T. Healy, Ronald Lightstone, Elkes Limited Partnership, Gorman Limited Partnership, MDJ Investments, Limited, Joseph Bradley, Mitzi Elkes, David Elkes, Joseph Macdonell and Maura Nash Gorman agrees for itself, himself, or herself, that this Schedule 13D is filed on behalf of each of them.





                         [SIGNATURES ON FOLLOWING PAGE]

                                    Signature


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:  February 2, 2000


MEDIA EQUITIES INTERNATIONAL, LLC


By: /s/ RONALD LIGHTSTONE
Name: Ronald Lightstone
Title:  Member


APOLLO PARTNERS LLC


By: /S/ KENNETH F. GORMAN
Name: Kenneth F. Gorman
Title:  Member



/S/ TERRENCE A. ELKES
    Terrence A. Elkes


/S/ KENNETH F. GORMAN
    Kenneth F. Gorman


H.A.M. MEDIA GROUP LLC


By: /S/ BRUCE MAGGIN
Name: Bruce Maggin
Title: Vice President


/S/ BRUCE MAGGIN
    Bruce Maggin


/S/ JOHN T. HEALY
    John T. Healy


/S/ RONALD LIGHTSTONE
    Ronald Lightstone


ELKES LIMITED PARTNERSHIP

By: /S/ TERRENCE A. ELKES
Name: Terrence A. Elkes
Title: Managing General Partner


GORMAN LIMITED PARTNERSHIP


By: /S/ KENNETH F. GORMAN
Name: Kenneth F. Gorman
Title: Managing General Partner


MDJ Investments, Limited


By: /S/ Joseph J. Bradley
Name: Joseph Bradley
Title: President and Secretary


/S/ Mitzi Elkes
    Mitzi Elkes


/S/ David Elkes
    David Elkes


/S/ Joseph J. Bradley
    Joseph J. Bradley


/s/ Joseph Macdonell
    Joseph Macdonell


/s/  Maura Nash Gorman
     Maura Nash Gorman


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).